SUMMARY OF SUPPLEMENT TO PROSPECTUS
                (SEE THE SUPPLEMENT FOR ADDITIONAL INFORMATION):

Supplement No. 1 dated February 10, 1997:

     (1) Reports on the acquisition by the Company of three apartment complexes.

     (2) Reports on the granting to Cornerstone Realty Income Trust, Inc. of a right to acquire up to 9.8% of the Company's outstanding Shares.

     As of January 31, 1997, the Company had closed the sale to investors of 1,666,666.67 Shares at $9 per Share, and 1,691,137.73 Shares at $10 per Share, representing aggregate gross proceeds to the Company of $31,911,377 and proceeds net of selling commissions of $28,720,239. The Company endeavors continually to invest proceeds in the acquisition of additional apartment communities as promptly as practicable after the receipt of such proceeds. As of January 31, 1997, substantially all of the proceeds of the offering available for investment in properties had been so invested.

     Apple Residential Advisors, Inc. and its Affiliates have received and are expected to continue to receive fees and expense reimbursements in connection with the Company's acquisitions and the management of the properties and the Company. In connection with the three property acquisitions described in this Supplement, Apple Realty Group, Inc., an Affiliate of the Advisor, will receive property acquisition fees totaling $534,670.